Multisys Language Solutions, Inc

8045 Dolce Volpe Avenue

Las Vegas, Nevada 89178

Via Electronic Submission through EDGAR

September 27, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail-Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng

RE:

Multisys Language Solutions, Inc.

Preliminary Information Statement on Schedule 14C

Filed July 25, 2010

File No.  333-157564

Dear Ms. Mills-Apenteng,

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated August 27, 2010, in connection with our above referenced Preliminary 14C filing on August 25, 2010.   Responses to the comments contained in the comment letter follow the response number below.

We apologize that your mailed letter was not received by us, and that we were not aware of your comments until September 22, 2010..

1.

Per your recommendation, we are planning to file a Preliminary Proxy Statement on Schedule 14A and subsequent Definitive 14A in place of the Preliminary Information Statement on Schedule 14C and Definitive 14C that we filed previously on July 27, 2010 and September 8, 2010, respectively.  Since we need shareholder consent from shareholders with holdings of less than 5% ownership in the company, we will submit the alternative filing of a Preliminary 14A.  Our Board of Directors have convened and decided by resolution to void the previous stockholders’ consent for name change which was used in the submitted Preliminary 14C and Definitive 14C, a timely notice will be sent to all stockholders disclosing that action.  The Board will also meet to decide on calling for a stockholder vote and a special meeting of stockholders to:

A.

Authorize the amendment of our Articles of Incorporation changing the name of the corporation,

B.

Authorize the issuance of 40 million shares to purchase certain mineral rights from Holms Energy, LLC, a transaction which will involve a change in control of our company, and

C.

Amend the 2008 Incentive Stock Plan to increase the stock options available under the Plan from 1,000,000 shares to 5,000,000 shares.

We would proceed in filing the Preliminary 14A as soon as possible.

2.

We will include additional disclosure from what was previously filed in the Preliminary 14C into our future Preliminary 14A filing on the timing and uncertainties of the particular contingent events which must occur prior to the execution of the name change, which includes the closing of our current private placement with at least $1,500,000 held in escrow, the amendment of our 2008 Incentive Stock Plan to increase the number of shares underlying stock options available under the Plan from 1,000,000 shares to 5,000,000 shares, as well as the exercise of our option to purchase certain mineral rights through the issuance of forty million (40,000,000) shares, a 10-year 5% royalty,  and the payment of $100,000.

3.

We will include addition disclosure from what was previously filed in the Preliminary 14C into our future Preliminary 14A filing on the acquisition of certain assets from Holms Energy, LLC.  The acquisition of certain mineral rights related to oil and natural gas production from shale in the Bakken Formation located in North Dakota from Holms Energy, LLC, pursuant to a Option to Purchase Assets Agreement which grants us the option to purchase certain mineral rights, would involve the issuance of 40,000,000 shares of common stock, the payment of $100,000 and the granting of a 5% royalty on future revenue from the mineral rights for 10 years.   For such consideration we would also purchase an option held by Holms Energy related to purchasing additional mineral rights and production royalty income in North Dakota from a third party for $1,649,000.  If we purchased the mineral rights held by Holms Energy and exercised the additional option to purchase mineral rights we would own an average 9% royalty on all oil and gas produced on the 3,000 net mineral acres.  Our ability to exercise the option to purchase the mineral rights pursuant to the Option to Purchase Assets Agreement is contingent on our having received subscriptions for at least 3,000,000 units, with each unit consisting of two shares of common stock and one common stock purchase warrants exercisable for five year at $.50 per share the closing of our current private placement offering with at least $1,500,000 of subscription proceeds being held in escrow pending the acquisition closing.  The second contingency is the amendment of our 2008 Stock Option Plan to increase the stock options available in the Plan from 1,000,000 shares to 5,000,000 shares.

We acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission horn taking any action with respect to the filing, and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (702) 499-3990 or our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter. Please take note that our correct company fax number is (702) 685-8887.

Sincerely,

/s/ Janelle Edington

Janelle Edington

President & Chief Executive Officer

Multisys Language Solutions, Inc.